[redacted]

11015011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET SUITE 1010
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AVI COHEN (617) 988-8151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET (Address) MILTON (City) MA (State) 02186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AVI COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIAN SECURITIES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Commonwealth of Massachusetts
Suffolk, s.s.
(county)
Date 1/26/11
Then personally appeared the above named
Avi Cohen
and acknowledged the foregoing instrument to be his/her free act and deed, before me,

NATHANIEL W. LOVELL, Notary Public
My Commission Expires Nov. 18, 2016

Signature

MANAGING PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1 - 2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	12-13

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, Massachusetts 02110

We have audited the accompanying statement of financial condition of Avian Securities, LLC as of December 31, 2010 and 2009, and the related statements of operations, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited Avian Securities, LLC internal control over financial reporting as of December 31, 2010 and 2009, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants. Avian Securities, LLC management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avian Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Avian Securities, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 and 2009, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 26, 2011

AVIAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Current assets:		
Cash	$ 705,797	$ 850,327
Receivable from clearing organization	273,466	428,005
Prepaid expenses	32,632	18,668
Certificate of deposit	77,706	77,706
Security deposit	24,900	33,200
Total current assets	1,114,501	1,407,906
Office equipment and fixtures:		
Office equipment and fixtures	151,088	141,620
Less: accumulated depreciation	116,004	118,534
Net office equipment and fixtures	35,084	23,086
	$ 1,149,585	$ 1,430,992

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
Current liabilities:		
Accounts payable and accrued expenses	$ 549,022	$ 733,850
Total current liabilities	549,022	733,850
Members' equity:		
Members' equity	600,563	697,142
Total member's equity	600,563	697,142
	$ 1,149,585	$ 1,430,992

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Income		
Brokerage	$ 5,258,450	$ 5,355,890
Research	1,072,157	1,289,800
Insurance proceeds	57,601	-
Interest and dividend income	1,234	2,321
Total income	6,389,442	6,648,011
Operating expenses:		
Payroll, commissions, and related expenses	3,468,559	3,608,798
Brokerage expenses and clearing fees	685,662	710,968
Professional fees	448,946	387,049
Communication expenses	335,543	317,946
Soft dollar cost	400,083	574,138
Occupancy and office supplies	358,632	351,937
Depreciation	14,876	20,924
Other operating expenses	666,720	663,814
Total operating expenses	6,379,021	6,635,574
Other expenses:		
Loss of disposition of equipment	-	4,699
Income before provision for income taxes	10,421	7,738
Provision for income taxes	-	-
Net income	$ 10,421	$ 7,738

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Balance, beginning of year	**$ 697,142**	$ 889,404
Add:		
Net income	**10,421**	7,738
	707,563	897,142
Less: Distribution to members	**107,000**	200,000
Balance, end of year	**$ 600,563**	$ 697,142

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 10,421	$ 7,738
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	14,876	20,924
Loss on disposition of equipment	-	4,699
Change in:		
Receivable from clearing organization	154,539	(24,146)
Receivable from customers	-	6,416
Prepaid expenses	(13,964)	(1,979)
Security deposit	8,300	19,800
Accounts payable and accrued expenses	(184,828)	350,274
Net cash provided by (used for) operating activities	(10,656)	383,726
Cash flows from investing activities:		
Purchase of office equipment and fixtures	(26,874)	(8,676)
Net cash used for investing activities	(26,874)	(8,676)
Cash flows from financing activities:		
Distributions to members	(107,000)	(200,000)
Net cash used for financing activities	(107,000)	(200,000)
Net increase (decrease) in cash	(144,530)	175,050
Cash, beginning of year	850,327	675,277
Cash, end of year	$ 705,797	$ 850,327
Supplemental disclosures of cash flows:		
Cash paid for interest	$ 1,436	$ 736
Cash paid for income taxes	$ -	$ -

See accompanying notes and auditor's report.

AVIAN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Avian Securities, LLC ("the Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Pershing, LLC ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy.

The agreement between the Company and Pershing provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customers activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, receivable from clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Computer equipment	5 years
Computer software	3 years
Furniture	5 years
Telephone equipment	5 years

Revenue recognition

The Company follows the practice of accounting for income on a settlement-date basis.

Risks and uncertainties

In June 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No.48, Accounting for Uncertainty in Income Taxes," and interpretation of FASB Statement No. 109 (FIN48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard on January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2007-2010. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company and its members have elected to be taxed as a partnership. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the members. Some local tax legislation requires that a portion of the local income tax liability relating to the Company's income be assessed at the company level; therefore, when applicable, a local tax liability has been accrued for financial statement purposes.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 26, 2011, the date the financial statements were issued.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

One clearing organization accounted for 98% and 94%, respectively, of the outstanding accounts receivable balance at December 31, 2010 and 2009. Such item was fully collected in January, 2011 and 2010, respectively. Income from the clearing house represented 83% and 81% of total revenues at December 31, 2010 and 2009, respectively.

NOTE 3 - MEMBERS' EQUITY

As a result of the Company's election to be treated as a partnership for tax purposes, taxable income for the year ended December 31, 2010 and 2009 has been allocated to the respective members' capital account.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office spaces that are being properly classified as operating leases. These leases have various terms that run through October, 2011. The Company has recorded office rental expense for the years ended December 31, 2010 and 2009 of $294,542 and $273,390, respectively, which is included in occupancy and office supplies.

The following represents the minimum lease payments due next year.

Year ending December 31,	
2011	$ 289,455

Letter of credit

On September 5, 2003, the Company secured an Irrevocable Standby Letter of Credit from Bank of America in the amount of $77,706 as required in a lease agreement for office space. The Company is required to maintain a deposit account of $77,706 at Bank of America until expiration of the letter of credit on September 1, 2011.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $425,140 and $517,013 at December 31, 2010 and 2009, respectively, which was greater than required net capital of $250,000 by $175,140 and $267,013, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2010 and 2009 was 1.29 and 1.42 to 1, respectively. (see supplementary information).

NOTE 6 - DEPOSITS WITH CLEARING BROKER

The amount that the Company has on deposit with clearing broker at December 31, 2010 and 2009, respectively, consists of the following:

	Financial Statement Classification	Carrying Amount 2010	Carrying Amount 2009
Pershing, LLC	Receivable from clearing organization	$ 268,466	$ 404,305
Pershing, LLC	Cash	251,795	251,795
		$ 520,261	$ 656,100

NOTE 7 - DEPRECIATION

Depreciation expense for the years ended December 31, 2010 and 2009 was $14,876 and $20,924, respectively.

NOTE 8 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under section §K(2)(ii), all of the customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

The firm does engage in soft dollar business which requires customer funds to be held in a segregated account for soft dollar Section 28(e) payments on behalf of customers.

SUPPLEMENTARY INFORMATION

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2010

Capital - members' equity		$ 600,563
Deductions - nonallowance items		175,322
Other deductions		101
Net capital		425,140
Total aggregate indebtedness	$ 549,022	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 175,140
Ratio of aggregate indebtedness to net capital		1.29 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report

See accompanying auditor's report.

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2009

Capital - members' equity		$ 697,142
Deductions - nonallowance items		176,360
Other deductions		3,769
Net capital		517,013
Total aggregate indebtedness	$ 733,850	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 267,013
Ratio of aggregate indebtedness to net capital		1.42 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report

See accompanying auditor's report.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

SEC MAIL PROCESSING SECTION RECEIVED JAN 28 2011 WASHINGTON, DC 211

Independent Accountants' Report on Applying Agree-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To: Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2010, which were agreed to by Avian Securities, LLC and the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating by Avian Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Avian Securities, LLC's management is responsible for the Avian Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from the cash disbursement journal, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [with a SIPC schedule and the general ledger] noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers with a SIPC schedule and the general ledger supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, which was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 26, 2011